ТР Элемтэ Министрлыгы	ГТС	Министерство связи РТ

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АҖ

420061, г.Казань, ул.Н.Ершова, 55Е

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805, Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782

Дата *18.09.03* № *133*

На № _____ от _____

SUPPL

03032820

EXEMPTION # 82-4754



SEC MAIL PROCESSING
RECEIVED
OCT 14 2003
WASH. D.C. 188

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. Changes in the quarterly report for 2 quarter of 2003 .

Yours truly,
General Director
Fahriev.A.M.



Мо 10/17

ТР Элемтэ Министрлыгы

Министерство связи РТ

«КАЗАН ШЭҺӘРЕ
ТЕЛЕФОН ЧЕЛТӘРЕ» АҖ

ГТС

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ
ТЕЛЕФОННАЯ СЕТЬ»

420061, г.Казань, ул.Н.Ершова, 55Е

Тел 73-08-08,   факс 95-15-50

*ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805,
Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782*

Дата *18.09.03* № *133*

На № _____ от _____

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Уважаемые господа,

От имени   ОАО «Казанская ГТС», компании, зарегистрированной в российской
Федерации, я направляю перечисленные ниже документы в соответствии с
правилом 12g 3-2 (b) (iii) по Закону о ценных бумагах и биржах 1934 года
(Закону о биржах):

Описание документов /Дата

  1. Изменения в ежеквартальном отчете за 2 квартал 2003 г.

С уважением,
Ахмат Фахриев
Генеральный директор

QUARTERLY REPORT
BY ISSUER OF SECURITIES

2003   II   QUARTER

Open Joint Stock Company
«Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev _____

Chief Accountant L.V. Tyugaeva _____

1.08.2003

Contact person: *Elvira R. Akhmadullina*
Position: *Engineer SC dpt.*
Tel: *(8432) 72-63-93*
  Fax: *(8432) 72-23 -21*
E-Mail: *elia@gts.kazan.su*

Changes in the quarterly report for 2003 second quarter.
A. DATA ON ISSUER

32. Number of personnel.
The number of personnel 1 036 people

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): *18.04.2003*
Code *1355110D18042003*

April 15, 2003 the Board of directors has accepted the decision concerning holding the annual general meeting of OAO "Kazan GTS" shareholders .
The decision:
1. To hold annual general meeting of shareholders in the form of joint presence.
2. Date of general meeting - June 5, 2003.
3. Place of the meeting: 55-e, N. Ershov Str., Kazan, (assembly hall, 3 floor)
4. Time of the meeting: in 14. 00 Moscow time.
5. Stating date of registration of the participants from 12.00
6. To draw the list of persons having the right to participate in the meeting as of April 18, 2003.
7. To ratify the agenda of annual general meeting of shareholders:

1. Procedural questions:
- Ratification of voting procedure at the General Meeting
- Ratification of the activity rules at the General Meeting

2. Ratification of the annual report, balance sheet, income statement, the distribution of profits and losses as a result of activity of OAO "Kazan GTS" in 2002 (including declaration of dividends)
   2.1 Ratification of the estimate of 2003 profit distribution.

3. Ratification of the auditor.
4. Election of the board of directors members.
5. Election of the auditing commission members.

8. To publish the information on the meeting in the newspaper " Kazanskie vedomosti" and " Appendix to the Bulletin of FCS ".
9. To ratify the following list of the information (materials) represented to the shareholders during the preparation for the meeting:
The annual report, annual accounting report, conclusion of the auditor and auditing commission on results of annual accounting report inspection, information about the candidates in the executive and control bodies of the company.

Results of voting: the decision is accepted unanimously, 6 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.

Date of occurrence of the fact (event, action): *18.04.2003*
Code *1555110D18042003*

April 15, 2003 OAO "Kazan GTS" board of directors has accepted the decision concerning holding the annual general meeting of shareholders .
   The list of the shareholders having the right to participate in general meeting of the shareholders and receive annual dividends, is decided to be drawn up as of April 18, 2003.

Date of occurrence of the fact (event, action): *28.04.2003*
Code *0455110D28042003*

The name, place and mail address of the legal entity: ZAO "IC "Elemte", 3, Rahmatullina Str., Kazan, 420503, Tatarstan

    Due to the sale of ZAO "IC "Elemte" shares, the share of OAO "Kazan GTS" in the charter capital of the legal entity has changed:

- Before change –11.89 %

    - After change – 0 %.

    The date, when the change in charter capital took place: 28.04.2003.

Date of occurrence of the fact (event, action): *16.05.2003*

Code *1555110D16052003*

    Types of securities: The nominal documentary coupon series B to bearer bond, coupon 6.

    Date of drawing up the list of bondholders, having the right to receive coupon income: 16.05.2002

Date of occurrence of the fact (event, action): *27.05.2003*

Code *0455110D27052003*

The name, place and mail address of the legal entity: ZAO "Tatintelcom", 3, Lavrentieva Str., Kazan, 420126, Tatarstan

    Share of the issuer in the charter capital of the legal entity:

    - Before change –30 %

    - After change – 10 %.

    The date, when the change in charter capital took place: 27.05.2003.

Date of occurrence of the fact (event, action): *28.05.2003*

Code *1155110D28052003*

    Type of securities: The nominal documentary coupon series B to bearer bond, coupon 6.

    Date of charging the income under the bonds: the list is drawn up as of 16.05.2003

    Date of coupon income payment: 28.05.2003

    Size of interest charged on one bond: 15,3% annual.

    Total of the bonds f one tranche, on which the income is charged: 300 000 pieces

    Type of payment: money

Date of occurrence of the fact (event, action): *28.05.2003*

Code *0455110D28052003*

The name, place and mail address of the legal entity: OAO "Management company "Elemte-garant", 1, Tatarstan Str., Kazan, 420021, Tatarstan

    Share of the issuer in the charter capital of the legal entity:

    - Before change –9.34 %

    - After change – 0 %.

    The date, when the change in charter capital took place: 28.05.2003.

Date of occurrence of the fact (event, action): *19.06.2003*

Code *1155110D19062003*

Type of securities: The nominal none-documentary common and preferred shares.

Date of the decision on payment of the dividends: 05.06.2003

Body of the issuer accepting the decision on payment (declaration) of the dividends: general meeting of the shareholders

Date of drawing up of the list of persons for paying the dividends: April 18, 2003.

Size of the dividends charged on 1 share:

- Common - 5 % of nominal value

- Preferred - 100 % of nominal value.

Total of the shares of one category, on which the dividends are charged:

    1 220 298 800 pieces - common

       25 880 400 pieces - preferred

The form of income payment: money.

Date of occurrence of the fact (event, action): *19.06.2003*
Code *1255110D19062003*

Place of location of the company: 55-e, N. Ershov Str., Kazan, Tatarstan
Place of the meeting: 55-e, N. Ershov Str., Kazan, Tatarstan
Mail address, on which the previously sent bulletins were directed:, Kazan, p.o. 126, 420097
Date of the meeting: June 5, 2003.
The form of the meeting: meeting.
End date and time for reception of the previously directed bulletins: 14 00, June 3, 2003.
Time of a beginning of registration of the participants of the meeting : 12 00.
Time of the meeting opening: 14 00.
End time of the of registration of the meeting participants: 15 -30.
Time of closing: 16- 00.
Accounting commission: specialized registrar the Kazan branch of open joint-stock company "Akcionerny Capital".
Place of the registrar location: 29-b, N. Ershov Str., Kazan, Tatarstan

Results of voting on the agenda of annual general meeting of the shareholders:

For the first question "Procedural questions " 100 % of the voting shares, considered in accepting this decision voted " FOR ".
For the second question of the agenda:
" Ratification of the annual report, balance sheet, income statement, the distribution of profits and losses as a result of activity of OAO "Kazan GTS" in 2002 (including declaration of dividends) "
Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question - 1 220 298 800 pieces.
At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 973 587 612, including 835 688 928 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the meeting, makes 79,78 % of a total number of the company shares having the right to vote on the given question. The quorum is present.

Not later than two days before the meeting the accounting commission received 123 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.
39 bulletins containing 6 362 076 votes were declared void.
The votes were distributed as follows:
- 957 179 136 votes "FOR", that makes 98,31 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 44 800 votes "AGAINST", that makes 0,0046 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 9 984 800 votes "ABSTAINED", that makes 1,03 % of a total number of the voting shares which are considered when accepting the decision on the given question.
By results of the voting the decision is accepted: to ratify the annual report, balance sheet, income statement, the distribution of profits and losses as a result of activity of OAO "Kazan GTS" in 2002

To ratify distribution of the profit as result of 2002:
- 52,5 mln. rbl. - accumulation fund;
- 18,0 mln. rbl. - to cover losses;
- 2,0 mln. rbl. - reserve fund;
- 8,7 mln. rbl. - for dividends payment, including:
- 6,1 mln. rbl. - for common shares;
- 2,6 mln. rbl. - preferred shares.

For subitem 2.1 of the second question of the agenda:
"Ratification of the estimate of 2003 profit distribution "

Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question- 1 220 298 800 pieces. At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 973 587 612, including 835 688 928 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the meeting, makes 79,78 % of a total number of the company shares having the right to vote on the given question. The quorum is present.

Not later than two days before the meeting the accounting commission received 123 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.

41 bulletins containing 8 420 076 votes were declared void.

The votes were distributed as follows:
- 964 926 596 votes "FOR", that makes 99,11 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 36 400 votes "AGAINST", that makes 0,0037 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 187 740 votes "ABSTAINED", that makes 0,02 % of a total number of the voting shares which are considered when accepting the decision on the given question.
By results of the voting the decision is accepted: to ratify the following estimate of 2003 profit distribution:

- 10 % - consumption fund;
- 75 % - accumulation fund;
- 15 % - retained profit.

For the third question of the agenda: " Ratification of the auditor"
Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question- 1 220 298 800 pieces. At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 973 587 612, including 835 688 928 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the meeting, makes 79,78 % of a total number of the company shares having the right to vote on the given question. The quorum is present.

Not later than two days before the meeting the accounting commission received 123 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.

41 bulletins containing 6 658 876 votes were declared void.

The votes were distributed as follows:
- 966 740 996 votes "FOR", that makes 99,30 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 11 200 votes "AGAINST", that makes 0,0011 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 159 740 votes "ABSTAINED", that makes 0,02 % of a total number of the voting shares which are considered when accepting the decision on the given question.
By results of the voting the decision is accepted: To ratify audit-consulting company "Audex" as auditor of OAO "Kazan GTS"

For the fourth question of the agenda: " Election of the board of directors members"
Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question- 1 220 298 800 pieces. At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 973 587 612, including 835 688 928 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the

meeting, makes 79,78 % of a total number of the company shares having the right to vote on the given question. The quorum is present.
Not later than two days before the meeting the accounting commission received 123 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.
63 bulletins containing 116 207 028 votes were declared void.
The votes were distributed as follows:

Rinat G. Zalyalov
931 191 692 votes "FOR";

Yuriy N. Bagrov
921 066 292 votes "FOR";

Mihail M. Lampasov
921 182 692 votes "FOR";

Ahmat M. Fahriev
926 466 892 votes "FOR";

Lidia V. Tyugaeva
921 112 292 votes "FOR";

Niyaz T. Shakirov,
920 595 892 votes "FOR";

Zakia I. Shafikova
921 218 892 votes "FOR".

"AGAINST" all candidates - 78 400 votes.
" ABSTAINED " for all candidates- 548 800 votes.

By results of the voting the decision is accepted: To elect the following board of directors members:
1. Rinat G. Zalyalov
2. Yuriy N. Bagrov
3. Mihail M. Lampasov
4. Ahmat M. Fahriev
5. Lidia V. Tyugaeva
6. Niyaz T. Shakirov
7. Zakia I. Shafikova

For the fifth question of the agenda: " Election of the auditing commission members"
Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question- 1 206 983 680 pieces.
At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 960 584 412, including 822 685 728 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the meeting, makes 79,58 % of a total number of the company shares having the right to vote on the given question. The quorum is present.
Not later than two days before the meeting the accounting commission received 121 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.
73 bulletins containing 43 528 156 votes were declared void.
The votes were distributed as follows:
Firdaus V. Valliullina

- 883 351 340 votes "FOR", that makes 91,96 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 58 800 votes "AGAINST", that makes 0,01 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 25 200 votes "ABSTAINED", that makes 0,0026 % of a total number of the voting shares which are considered when accepting the decision on the given question.
Ludmila V. Chachkova
- 883 348 540 votes "FOR", that makes 91,96 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 56 000 votes "AGAINST", that makes 0,01 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 30 800 votes "ABSTAINED", that makes 0,0032 % of a total number of the voting shares which are considered when accepting the decision on the given question.
Valeria V. Kim
- 883 362 540 votes "FOR", that makes 91,96 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 50 400 votes "AGAINST", that makes 0,01 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 22 400 votes "ABSTAINED", that makes 0,0023 % of a total number of the voting shares which are considered when accepting the decision on the given question.

By results of the voting the decision is accepted: To elect the following auditing commission members:
1. *Firdaus V. Valliullina*
2. *Ludmila V. Chachkova*
3. *Valeria V. Kim*

47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.
In the report for II quarter not presented.

The amount of Issuer's assets on the end date of prior to the reported quarter : *934 086 thousand roubles*

The amount of assets of the Issuer on the end date of the reported quarter: *968 318 thousand roubles*

48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.
Date of occurrence of the fact :
The description: the decrease of the profit has taken place due to increase of the costs because of seasonal repairs of the telephone cable-conduit system and cable lines and repair of objects of social sphere (pioneer camp, camp et c..), and also because of increase of negative exchange rates,
Absolute change of the profit (losses) for the accounting quarter in comparison with profit (loss) of the issuer for the quarter prior to the accounting: -13 330 thousand rbl.

profit (losses) of the issuer for the quarter prior the reported one: *25 907 thousand roubles*
profit (losses) of the issuer for the reported quarter: *12 577 thousand roubles*